February 23, 2023
Via EDGAR Transmission
Alan Campbell
Tyler Howes
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vallon Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed February 9, 2023
File No. 333-268977
Dear Sirs:
On behalf of Vallon Pharmaceuticals, Inc. (the “Company”), we are writing in response to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the U.S. Securities and Exchange Commission (the “Commission”), dated February 14, 2023 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-4, filed with the Commission on February 9, 2023. Responses to the comments in the Comment Letter are set forth in this letter, and the Company is concurrently submitting an amended registration statement on Form S-4 (the “Amended Registration Statement”).
Please note that, for the Staff’s convenience, we have recited the Staff’s comments in italics and provided the Company’s responses to such comments immediately thereafter. Except for any page references appearing in the Staff’s comments, all page references herein correspond to the page of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Registration Statement.
Amendment No. 2 to Registration Statement on Form S-4
Facing Page
1.    We note from proposal 2 that you are proposing an amendment to the amended and restated certificate of incorporation of Vallon to effect a reverse stock split of Vallon Common Stock at a ratio within the range of not less than ____ and not greater than ____ , with such ratio to be mutually agreed upon by Vallon and the Investor prior to the Effective Time. Please revise your filing to provide the range of the reverse stock split as well as to update your pro forma financial statements for the impact of the reverse stock split upon your financial statements.
Response:    In response to the Staff’s comment, the Company has revised the disclosure in the preliminary letter to stockholders and on pages 8, 9, 20, 95, 97, 158, 159, 160, 164, 257, and 258 of the Amended Registration Statement.
Management Following the Merger
Directors of the Combined Company Following the Merger, page 121
2.    We refer to Comment 5 from our letter dated January 19, 2023. Please revise here and throughout, where appropriate, to disclose all of the members of the combined company's board of directors. Please also disclose the members of the combined company's audit committee, compensation committee and nominating and corporate governance committee and the responsibilities of these committees.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 24, 121, 122, 229, 231, 232, 233 and 234 of the Amended Registration Statement.
We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3905 or the Company at (267) 207-3606 with any questions or comments regarding this letter.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP

cc:	David Baker, Vallon Pharmaceuticals, Inc.
Faith L. Charles, Thompson Hine LLP
Naveen Pogula, Thompson Hine LLP